OMB APPROVAL
                                                  OMB Number: 3235-0145
                                                  Expires:  December 31, 1997
                                                  Estimated average burden
                                                  hours per response .....14.90


                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549



                                SCHEDULE 13G



                 Under the Securities Exchange Act of 1934

                              (Amendment No.)*



                           TERA COMPUTER COMPANY
-------------------------------------------------------------------------------
                              (Name of Issuer)

                                COMMON STOCK
-------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                88076P-10-8
                       -----------------------------
                               (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SEC 1745 (2-95)              Page 1 of 4 pages

                                    13G
CUSIP No. 88076P-10-8                                       Page 2 of 4 Pages


-------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       ALAN O. MAXWELL
-------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)  [ ]
                                                                      (b)  [X]
-------------------------------------------------------------------------------
  3    SEC USE ONLY


-------------------------------------------------------------------------------
  4    CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.A.

-------------------------------------------------------------------------------
               5   SOLE VOTING POWER
               ----------------------------------------------------------------
                   152,471

NUMBER OF      6   SHARED VOTING POWER
SHARES
BENEFICIALLY       227,620
OWNED BY       ----------------------------------------------------------------
EACH           7   SOLE DISPOSITIVE POWER
REPORTING
PERSON            152,471
WITH           ----------------------------------------------------------------
               8   SHARED DISPOSITIVE POWER

                   227,620
-------------------------------------------------------------------------------
9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       380,091
-------------------------------------------------------------------------------
10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                           [X]
-------------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       5.8%
-------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON*

       IN
-------------------------------------------------------------------------------

                   * SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1745 (2-95)              Page 2 of 4 pages

                                Schedule 13G

Item 1(a):  Name of Issuer:

     Tera Computer Company

Item 1(b):  Address of Issuer's Principal Executive Offices:

     2815 Eastlake Avenue East
     Seattle, WA 98102

Item 2(a):  Name of Person Filing:

     Alan O. Maxwell

Item 2(b):  Address of Principal Business Office:

     P.O. Box 1-U
     Eugene, OR 97440

Item 2(c):  Citizenship:

     U.S.A.

Item 2(d):  Title of Class of Securities:

     Common Stock

Item 2(e):  CUSIP Number:

     88076P-10-8

Item 3:  Type of Reporting Person:

     Not applicable.

Item 4:  Ownership:

     As of December 31, 1996, the reporting person was the beneficial owner of, and had the sole power to vote and to direct the disposition of, 94,998 shares of common stock and 47,499 warrants presently exercisable into 57,473 shares of common stock. In addition, the reporting person was the beneficial owner as joint tenant with his spouse, and had the shared power to vote and direct the disposition of, 165,136 shares of common stock and 51,641 warrants presently exercisable into 62,484 shares of common stock. Upon exercise of these warrants, the reporting person would beneficially own 380,091 shares of common stock, or 5.8% of the outstanding shares of the Issuer's common stock.

SEC 1745 (2-95)              Page 3 of 4 pages

     Reporting Person expressly disclaims beneficial ownership of 29,999 shares of common stock and 3,630 warrants presently exercisable into 4,392 shares of common stock beneficially owned by Carrol W. Maxwell, his spouse.

Item 5:  Ownership of Five Percent or Less of a Class:

     Not applicable.

Item 6:  Ownership of More than Five Percent on Behalf of Another Person:

     Not applicable.


Item 7: Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

     Not applicable.

Item 8:  Identification and Classification of Members of the Group:

     Not applicable.

Item 9:  Notice of Dissolution of Group:

     Not applicable.

Item 10:  Certification:

     Not applicable.

Signature:

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.



                                     February 14, 1996


                                     ALAN O. MAXWELL
                                     ------------------------------------------
                                     Alan O. Maxwell


SEC 1745 (2-95)              Page 4 of 4 pages